Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

16 February 2006

New director brings energy experience to Catalyst board

Vancouver, B.C. – Catalyst today announced the appointment of a new director and the appointment of Keith Purchase as chairman of the board of directors.

Joining the board is Mark Dodson, president and chief executive officer, Northwest Natural Gas Company. Based in Portland, Oregon, Mr. Dodson brings a background in retail energy marketing and distribution, in addition to expertise in regulatory law from roles in private practice and with the Federal Aviation Administrator and US Department of Transportation.

He has held several executive positions since joining Northwest Natural Gas in 1997 and was appointed its chief executive officer in 2003. He is a director of Energy Insurance Mutual Ltd. and an active member of several industry and business associations. He holds a degree in law from the University of California, Berkley and a bachelor of arts from Harvard University.

“Mark brings significant expertise to our board and as we continue to focus on the very real impacts of energy and other supply chain factors on our export business, we will benefit from his knowledge in those areas,” said Russell J. Horner, president and chief executive officer.

Prompted by its complete divestiture of Catalyst shares, Norske Skog Industrier, ASA’s three representatives to the Catalyst board resigned, effective February 16, 2006, including Mr. Jan Oksum who was the Board’s chairman.

Assuming the role is Mr. Purchase who joined the Catalyst board in 2001 following the acquisition of Pacifica Papers Inc. where he had also served as a director. He is a member of Catalyst’s Audit committee and chairs the Environment, Health and Safety committee. Mr. Purchase is a B.C. resident who brings industry experience as the former executive vice president and chief operating officer of MacMillan Bloedel Limited. He serves on several other boards including as chairman of the Fraser Health Authority.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:
Media: Lyn Brown	Investors: Ralph Leverton
Vice-President, Corporate Affairs	Vice-President, Finance and CFO
604-654-4212	604-654-4040